PAUL M. KAVANAUGH
DIRECT DIAL NO. (248) 205-2711
E-MAIL: PKAVANAUGH@STROBLPC.COM
JOHN SHARP
DIRECT DIAL NO. (248) 205-2747
E-MAIL: JSHARP@STROBLPC.COM

                                December 21, 2005

Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Re: Asia Automotive Acquisition Corporation
SEC File No. 333-127755

Ladies and Gentlemen:

On behalf of Asia Automotive Acquisition Corporation (the "Registrant"), we are providing to the SEC Staff this cover letter, which addresses each comment in the SEC Staff letter dated November 21, 2005. For the Staff's reference we are delivering three (3) courtesy copies of Amendment No. 2 to Form S-1 ("Amendment No. 2") to Mr. Duc Dang, marked to show changes from Amendment No. 1 to Form S-1 filed on October 21, 2005. For ease of reference, we set out each SEC Staff comment below, and then follow each comment with the Registrant's response:


                           Prospectus Offering Amount

The Registrant has increased the initial $32,000,000 offering amount to $35,000,000. In addition to increasing the offering amount, the underwriter reduced its underwriting fees from 7% to 5% of gross proceeds and deferred 3% of additional fees until after a business consolidation is complete.



                             Registration Fee Table

1. We note the exercise price for the units underlying the representative unit purchase option have been increased to $10 per share. We also note the increase in the price of the shares of common stock underlying the warrants included in the representative's units to $6.65. Please revise the registration fee accordingly.

Response:

1. The Registrant has updated the amount of the registration fee and revised the table accordingly as shown in Amendment No. 2.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
December 21, 2005
Page 2

                              Prospectus Cover Page

2. We note the additional disclosure that the underwriters have agreed to defer a portion of their underwriting fees until a business combination is consummated. Please address in your discussion when any applicable restricted period would end.

Response:

2. The restricted period under Regulation M for this offering will end when all of the units have been distributed and after any over-allotment and stabilization arrangements and trading restrictions in connection with the offering have been terminated. We have added this disclosure to the Underwriting Section on page 52 of the prospectus.

                           Prospectus Summary, Page 1

3. On page three, please revise to quantify the amount of loans currently accruing interest that would be paid with funds not held in trust.

Response:


3. The Registrant has revised the Prospectus Summary on page 3 of Amendment No. 2 to reflect that the $25,000 of loans currently accruing interest would be paid with funds not held in trust.


                              Risk Factors, Page 7

4. Clearly state the risk to the company and/or investors in the subheading to risk factor eight.

Response:

4. The Registrant has revised the subheading to risk factor eight on page 9 to clearly state the risk to the Registrant and/or investors in the event the Registrant issues debt securities to complete a business combination.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
December 21, 2005
Page 3

5. We note your response to comment nine of our letter dated September 28, 2005. We note the replacement of the term "equity stake" with the phrase "investment in common stock in the resulting company". Please revise to elaborate your reference to "investment in common stock of the resulting company". Considering the initial investment was $25,000, please revise to substantiate the implication that the investment value will be substantially more than the initial contribution.

Response:

5. The Registrant has revised to risk factor 13 on page 11 of Amendment No. 2 to clarify that management believes that excess out-of-pocket expenses, if they occur, are likely to be insignificant compared to $780,000 in net proceeds from this offering (excluding the facts held in trust).

6. We note the revision in risk factor 15 that "$1,100,000 will be available to pay the cost of completing a business combination". The revision appears to imply that the funds not held in trust will be enough to pay the cost of consummating a business combination. If that is not the implication you intend to make, please revise accordingly, if it is, please substantiate.

Response:

6. The Registrant has revised risk factor 15 on page 12 of Amendment No. 2 and believes that, based upon an analysis of similar size "blank check" offerings and management's experience in acquiring auto supply businesses in Asia, $780,000 will be enough to pay the cost of consummating a business combination.

7. Please revise the narrative in risk factor 36 to discuss the risk.

Response:

7. The Registrant has revised the narrative in risk factor 36 on page 19 of Amendment No. 2 to discuss the risk that higher than normal management turnover may curtail day-day operations of a target business in the PRC.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
December 21, 2005
Page 4

8. Please revise the subheading to risk factor 41 to discuss the risk to the Company.

Response:

8. The Registrant has revised the subheading to risk factor 41 on page 20 of Amendment No. 2 to discuss the risk to the Registrant and/or investors in the event investors may not be able to enforce federal securities laws.

9. We note your response to comment 19 of our letter dated September 28, 2005. If there is no possibility that you could acquire or merge with a related entity, please revise the disclosure in the last paragraph of page 42, accordingly.

Response:

9. The Registrant has revised the disclosure in the last paragraph of page 42 to reflect that there is no possibility that the Registrant could acquire or merge with a related entity.

                            Use of Proceeds, Page 21

10. We note the omission of the amount allocated to working capital in the table. Please revise to include the amount.

Response:

10. The Registrant has added the amount of $134,000 which is allocated to working capital in the table on page 21 of Amendment No. 2.

11. We note your response to comment 20 of our letter dated September 28, 2005. Please revise the appropriate sections to elaborate on this experience and provide a cross-reference. Does management have experience acquiring companies in your target industry in Asia? Dose management's experience consist of searching for a target company without having done any research, locating any initial targets or being approached by a target. Were these companies of comparable size to 80% of your future net assets?

Response:

11. The Registrant has revised the appropriate sections on page 22 to elaborate on management's experience in acquiring companies in the target industry in Asia. As a cross-reference, the Registrant is providing its investment management experience in Asia while associated with General Motors and its subsidiary Delphi in locating, researching and subsequently forming nine companies including equity joint ventures and wholly owned subsidiaries. These companies were all of comparable size to 80% of our future net assets.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
December 21, 2005
Page 5

12. We note your response to comment 22 of our letter dated September 28, 2005. It would appear that you would owe the loaned amount plus interest. If that is the case, please revise to update the amount of interest you would have to pay.

Response:

12. We have revised the Use of Proceeds Section on page 21 to include the amount of plus interest of approximately $1,000 the Registrant would have to pay on the loaned amount.

                   Management Discussion and Analysis, Page 26

13. We note your response to comment 25 of our letter dated September 28, 2005. Please revise to explain how management's experience substantiates your belief you will not need additional financing following this offering to meet a target's operating business requirements. Has management participated in the acquisition and management of companies valued at 80 % of your future net assets?

Response:


13. The Registrant has revised the disclosure on page 27 of Amendment No. 2 to explain how management believes it will not need additional financing to meet a target's operating business requirements. This belief is based upon management's experience in establishing equity joint ventures in Asia with companies valued at approximately 80% of the Registrant's future net assets.


                           Proposed Business, Page 28

14. We note your response to comment 26 of our letter dated September 28, 2005. Please explain how the underwriters' advice that this was a reasonable size is consistent with management's experience. Did management come up with an estimate first that matched the underwriter's advice? The precise nature of management's knowledge or estimates is appropriate for investors to understand the investment they are undertaking.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
December 21, 2005
Page 6

Response:

14. Management, through its prior experience in Asia (refer to Response 11 above), developed an estimate range of an offering amount based upon the overall size, ownership structure, and scope of the target automotive supplier market. This range was subsequently discussed with the underwriters' to determine the market conditions before deciding on the offering amount of $32,000,000.

15. Please revise the document to reflect your supplemental response to comment 26 of our letter dated September 28, 2005 that you have "not taken any direct or indirect measures to locate a target business" and that no other companies have contacted you.

Response:

15. The Registrant has revised page 29 of Amendment No. 2 to reflect its supplemental response that it has "not taken any direct or indirect measures to locate a target business" and that no other companies have contacted it.

16. We note your response to comment 27 of our letter dated September 28, 2005. Please revise to cite the independent forecasts that lead to your belief that there is a favorable environment for making acquisitions. Also, please provide the source for the information on page 28, such as that vehicle production in Asia will increase five fold by 2011 and begin to approach the levels of North American and European markets.

Response:


16. The Registrant has amended the discussion on page 28 of Amendment 2 to site the referenced independent forecasts, including those provided by the Automotive News, Global Insight, Wards Auto, and has attended various seminars and exhibits such as the WWJ 2004 China Conference and the component supply exhibits in Thailand and China. The combination of these independent forecasts, seminars and internal assessment of sales and exports led to management's belief that there is a favorable environment for making acquisitions and were used to provide that vehicle production in Asia will increase five-fold by 2011 and begin to approach the levels of the North America and European markets.





17. We note your response to comment 29 of our letter dated September 28, 2005 and reissue the comment. Please revise to discuss how you will solicit proposals and have unsolicited parties would become aware of your search. We note that you pay professionals if you engage them. Does this imply that your will not pay any solicited or unsolicited non-professionals. If so, please discuss your basis for believing such persons would introduce you to targets without expecting compensation, whether monetary or otherwise. If not, please discuss how you would determine any finder's fee.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
December 21, 2005
Page 7

Response:

17. The Registrant has revised Amendment No. 2 in response to this comment on page 29 of the prospectus.

18. We note that you are seeking small and medium size supplier firms with annual revenues from $25 million to $50 million. Please discuss any research you have undertaken to determine this amount. State the estimated number of companies that fall within this range.

Response:


18. The Registrant has revised Amendment No. 2 in response to this comment on page 30 of the Prospectus. The Registrant has utilized numerous publications including Automotive News, The Society of Automotive Engineers Worldwide Supplier Directory and management's experience working in Asia to determine the annual revenue range target amount. Management estimates that approximately 3,200 companies in China, India and ASEAN fall within this range.

19. We note the additional disclosure that the relationship of employees to revenue is $20,000-$40,000 per employee. First, please provide the basis for this disclosure. Second, Please revise to discuss how you determine which number to use between $20,000 and $40,000 when estimating potential revenue targets.

Response:


19. The Registrant has revised Amendment No. 2 in response to this comment on page 30 of the Prospectus. The basis for this disclosure is management's experience in Asia while associated with General Motors. Management noted while locating and researching companies on behalf of General Motors that companies were relatively more labor intensive than similar companies in North America and Europe as a result of relatively low labor compensation. A comparison indicated an approximate range of $20,000-$40,000 per employee. Management will use as a guide the lower number when seeking labor-intensive targets and the higher number when seeking capital-intensive targets.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
December 21, 2005
Page 8

20. We note your supplemental response to comments 33 and 34 of our letter dated, September 28, 2005 that existing shareholders have agreed to vote any shares held by them, including shares owned prior to this offering, shares acquired in this offering and in the aftermarket, in accordance with the majority of shares voted by the public stockholders in connection with the potential business combination. The disclosure currently indicates this applies only to the shares owned immediately prior to the offering. See disclosure of page 31. Please revise the prospectus accordingly.

Response:

20. The Registrant has revised the prospectus on page 31 to conform to the disclosures throughout the prospectus that the existing shareholders have agreed to vote any shares held by them, including shares owned prior to this offering and shares acquired in this offering or the aftermarket, in accordance with the majority of shares of common stock voted by the public stockholders in connection with business combination.

21. We note your response to comment 35 of our letter dated September 28, 2005. As requested above in several comments, please revise to discuss management's specific experience that is relevant to any beliefs disclosed.

Response:

21. The Registrant has revised the disclosure on page 33 of Amendment No. 2 to discuss management's specific experience that is relevant to any beliefs disclosed.

                               Management, Page 38

22. Discuss the business of Asia Development Capital LLC. Also, please name the automotive business consulting and investment management firm where Mr. Herren was executive director of marketing and sales from 1999 to 2002. Discuss Mr. Herren's association with General Motors and its subsidiary Delphi from 1968 to 2002.

Response:



22. The Registrant has revised the prospectus on page 38 in the biography of William R. Herren to expand the discussion of the business of Asia Development Capital, LLC. Also contained in this section is a discussion of Mr Herren's employment history from 1968 to 2002 at General Motors and then at Delphi. Such discussion contains his dates of employment and his positions and duties.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
December 21, 2005
Page 9




23. Please discuss the business experience for Dr. Brophy for the last five years. Please provide the beginning and end dates of employment.

Response:

23. The Registrant has revised Amendment No. 2 in response to these comments on page 38 of the Prospectus. The basis for Dr. David J. Brophy's business experience centers upon his work as a professor of finance at the University of Michigan, Stephen H. Ross, School of Business and his numerous outside activities as a member to various boards of directors. Dr. Brophy began his teaching career at the University of Michigan in 1966 and is currently a professor of finance at the school.

24. Remove the reference to the $300 million investment portfolio for Costal Power.

Response:

24. The Registrant has removed the reference on page 39 of Amendment No. 2 to the $300 million-investment portfolio of Costal Power.

25. Disclose Mr. Bansal's role at Asia Development Capital LLC.

Response:


25. The Registrant has revised Amendment No. 2 in response to these comments on page 39 of the Prospectus. Mr. Bansal is a founding partner at Asia Development Capital LLC and is responsible for managing all consulting and potential investing activities on behalf of Asia Development Capital in India.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
December 21, 2005
Page 10

26. Disclose Mr. Runkle's experience from June 2005 to the present, Mr. Gandhi's experience from 2002 to the present, and Mr. Hamdan's experience from July 2004 to the present.

Response:

26. The Registrant has revised Amendment No. 2 in response to these comments on page 39 of the Prospectus. Mr. Runkle retired from Delphi Corporation effective June 2005; Mr. Gandhi retired from Hyundai India effective February 2002; and Mr. Hamdan retired from DuPont effective July 2004.

27. Disclose the time periods during which Mr. Sirikupphokakorn was employed as General Manager at Prodrive Automotive Technology.

Response:


27. The Registrant has revised Amendment No. 2 in response to these comments on page 39 of the Prospectus. Mr. Sirikupphokakorn was employed as General Manager at Prodrive Automotive technology from January 2002 to July 2005.


28. Clarify the number of shares that will be provided to the advisors from Asia Development Capital LLC.

Response:

28. The advisors of Asia Development Capital will be provided with 125,000 shares of common stock of the Registrant. See footnote no. 3 on page 43 of Amendment No. 2.

29. We note your response to comment 37 of our letter dated September 28, 2005. It would appear from your response that the special advisors do not have any fiduciary obligations toward investors in this company. If that was your intended response to our prior comment, please revise the disclosure in this section to reflect so, and explain the implication of the special advisors not being fiduciaries.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
December 21, 2005
Page 11

Response:

29. The Registrant has revised Amendment No. 2 in response to these comments on page 40 of the prospectus. The special advisors' duties are limited to providing advice and input on potential business combinations that are located, researched and brought to the attention of the Board. Their individual background experiences within the automotive industry as well as their global locations are suited to these duties. All advisors are considered to each have a fiduciary responsibility for the company.

                         Conflicts of Interest, Page 41

30. Please revise the sixth bullet to explain the reason why management would view a target company in a favorable light.

Response:

30. The Registrant has revised the sixth bullet on page 41 of Amendment No. 2 to explain the reason why management would view a target company in a favorable light.

                         Principal Stockholders, Page 42

31. Please update the disclosure in this section. Currently the information is as of August 22, 2005.

Response:

31. The disclosure in this section has been updated to reflect information as of December 19, 2005.

32. Dr. Brophy and Mr. Runkle should be included in the beneficial ownership table. The nature of the ownership should be included in the footnote.

Response:

32. The ownership table on page 42 of Amendment No. 2 has been amended to reflect Dr. Brophy and Mr. Runkle as beneficial owners and the nature of the ownership has been included in the footnote.

33. We note your response to comment 41 of our letter dated September 28, 2005 and reissued the comment. The agreement to purchase warrants appears to be a bid or

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
December 21, 2005
Page 12

inducement during the restricted period. Please refer to the Division of Market regulation Letter to Key Hospitality (October 12, 2005). Please explain the warrant purchase agreement fall within Rule 10b5-1.

Response:

33. The agreement to purchase warrants prohibits Rodman from purchasing any warrants for the management's account during the restricted period. As set forth in the agreement, Rodman may not commence the purchase of warrants until the later of the date that separate trading of the warrants commences or sixty days following the consummation of the IPO. Accordingly, no purchases will occur during the restricted period, and therefore, the warrant purchase agreement will not result in manipulation of the offering price during the distribution. The agreement falls within Rule 10b5-1 because it sets forth the "written plan" that Rodman or its designees must follow to purchase the warrants, namely at a price below $1.40 per Warrant and a maximum of 320,000 warrants.


34. We note your response to comment 43 of our letter dated September 28, 2005. You state that the purchasers are mandatory so long as the prices do not exceed $1.40. Exhibit 10.10 states that Rodman or some other broker will execute the purchases at their sole discretion and depending upon market conditions. It then appears that Rodman or some other broker could chose not to make or execute those purchases on behalf of the undersigned parties even if the price is less than $1.40. If so, please revise to reflect the nature of the warrant purchase agreement in this document.

We also note your response to comment 61 of our letter dated September 28, 2005. The language you cite immediately following the sentence discussing Chardan Capital Markets and Rodman purchases for themselves, as such it is not clear the timing disclosure is applicable to the purchases subject to exhibit 10.10

Response:

34. We have revised Amendment No. 2 to reflect that Rodman or its designee has the discretion depending on market conditions to delay the timing of their purchases even if the price of the warrant is less than $1.40. With regard to your comment regarding our response to comment 61, we have revised Amendment No. 2 to make clear that the purchases by each of Chardan Capital Markets, Rodman and management are all subject to the same timing disclosure as disclosed in the applicable warrant purchase agreements.


35. We note your response to comment 44 of our letter dated September 28, 2005. Please explain the purpose of having a designee that will be able to attend all board meetings and receive non-public communications of the company and how this complies with Rule 10b 5-1. Even though you have safeguards, please revise to clarify that you will be able to place a designee in board meetings.

Response:

35. The purpose of having a designee attend board meetings is so that Rodman can be apprised of Company developments and provide advice regarding general market conditions. Rodman's ability to appoint a designee to attend board meetings complies with Rule 10b5-1 because the designee appointed to attend the meetings will not have any contact with the officers of Rodman who will be engaged in the warrant purchase for the management. Further and as described in our response to comment 33 above, the agreement falls within Rule 10b5-1 because it sets forth the "written plan" that Rodman or its designees must follow to purchase the warrants, namely at a price below $1.40 per Warrant and a maximum of 320,000 warrants. We have revised Amendment No. 2 to reflect that Rodman will be able to place a designee in board meetings on page 44 of Amendment No. 2.

36. We note your response to comment 45 to our letter dated September 28, 2005. We do not understand why the confidence of persons or entities that are not participating in your business plan is relevant and requires demonstration.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
December 21, 2005
Page 13

Response:

36. The Registrant has removed the reference "or its designees "on page 44 of Amendment No. 2 in concurrence with the comment that persons or entities that are not participating in our business plan is relevant and requires demonstration.

                              Financial Statements
           Note 5-Commitments and Related Party Transactions, Page F-8

37. We note your response to prior comment 56 and have the following additional comments regarding the UPO:

      - Please clarify your disclosure regarding the timing and issuance of the UPO, including whether the issuance of the UPO is dependent on, or in anyway related to, the effectives of the registration statement. Your current disclosure, which states that the Company has agreed to sell the purchases option to the underwriter, does not address the timing of the issuance, or whether the UPO will be issued if the proposed offering is not consummated.

      - We note your disclosure of an expected life of four years, while the UPO has a five-year contractual life. In general we believe that equity instruments issues to non-employees should be valued using the full contractual life as the expected life consummation. Please revise your disclosure accordingly, or explain in more detail your basis for using the shorter expected life. We note that you are a recently formed Registrant and as such, presumably would not have relevant experience issuing similar instruments to the underwriter that may support a shorter expected life assumption.

      - The disclosure valuation of $944, 540 appears to be inconsistent with the valuation assumptions in your disclosure. Please revise the disclosure accordingly, or provide us with your calculation of the amount.

      - Please revise your disclosures on pages 27, 48 and 52 to clarify whether the exercise price of the UPO warrants is equal to 133% or 125% of the exercise price of the warrants included in the units sold in the offering.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
December 21, 2005
Page 14

Response:

37.

      - The proposed UPO will not be issued if the proposed offering is not consummated.

      - The disclosure has been revised to reflect a five-year effective life in conformity with that of the UPO.

      - The disclosure valuation of $944,540 has been revised to 968,717 to agree with the valuation assumptions.

      - The disclosures on pages 27, 48 and 51 of Amendment No. 2 have been revised to reflect the UPO warrants equal to 133% of the exercise price of the warrants in the units sold in the offering.

38. We note your disclosure on page 6 that the underwriters have agreed to defer a portion of their underwriting fees until the consummation of business combination. Please revise your disclosure in Note 5 to include this provision. Also, please tell us whether you will have any liability to the underwriter for the deferred fees in the event the business combination is not consummated. If so, please revise your disclosure to include this commitment.

Response:

38. The Registrant has revised the disclosure in Note 5 to include the provision that the underwriters have agreed to defer a portion of their underwriting fees until the consummation of business combination. Additionally, there is no liability to the Registrant for deferred fees in the event that the business combination is not consummated.

If the Staff has any future questions or issues, please do not hesitate to contact the undersigned at (248) 205-1711, or, in my absence, John Sharp at
(248) 205-2747.

                                   Sincerely,

                                   /s/ Paul N. Kavanaugh
                                   Paul N. Kavanaugh

Cc: Duc Dang
    Carlton Tartar
    Rudy Wilson